EXHIBIT 12.1

INGRAM MICRO INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in 000s, except ratios)

	Fiscal Year Ended
	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011

Fixed charges:
Interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness	$81,866	$77,728	$59,165	$55,690	$52,509
Estimated interest within rental expense (A)	41,333	39,297	37,903	32,223	31,242
Total fixed charges	$123,199	$117,025	$97,068	$87,913	$83,751

Earnings:
Income before income taxes	296,426	394,751	436,099	396,184	387,871
Fixed charges	123,199	117,025	97,068	87,913	83,751
Total earnings	$419,625	$511,776	$533,167	$484,097	$471,622

Ratio of earnings to fixed charges	3.4	4.4	5.5	5.5	5.6

(A) Interest is estimated at 33% of rental charges, which considers the mix of building and equipment rental and assumption of average debt service cost over the assumed life of the related property